Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

FILED VIA EDGAR
November 6, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust"), on behalf of its series,
Ryan Labs Long Credit Fund (the "Fund")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Hui of the staff of the Securities and Exchange Commission (the "Commission") provided comments on June 26, 2015 on the Trust's Post-Effective Amendment No. 40, filed on May 15, 2015 (Accession No. 0001398344-15-003319).  Set forth below is a summary of the comments provided by the Commission staff and the Trust's response to each.

PROSPECTUS

Annual Fund Operating Expenses

COMMENT 1:	The last sentence of Note No. 2 on page 1 states that "the Adviser reserves the right to terminate this agreement if the Board of Trustees approves an increase in fees payable by the Fund to its administrator . . ." It is recommended that "reserves the right to" be changed to "may". Additionally, in the last sentence of Note No. 2, the word "of" should be replaced by the word "or".

RESPONSE:	The last sentence of Footnote No. 2 has been rewritten to read as follows:

"However, the Adviser may terminate this agreement if the Board of Trustees approves an increase in fees payable by the Fund to its administrator, transfer agent or fund accounting agent during the term of the agreement."

Principal Investment Strategies

COMMENT 2:	The first paragraph of the Principal Investment Strategies section states on page 2 that the Fund will invest "at least 80% of its assets (including the amount of any borrowings for investment purposes) in U.S. dollar-denominated investment-grade debt securities." "Debt securities" are defined to include "derivatives . . . that provide exposure to debt securities." Please explain how the value of derivatives are calculated.

RESPONSE:	It is anticipated that the derivatives noted as part of the 80% will be treasury futures. The value of the treasury futures held by the Fund will be calculated based on the unrealized gain/loss of the position.

COMMENT 3:	The first sentence of the second paragraph of the Principal Investment Strategies section on page 3 states that "the Adviser relies primarily on sector rotation (focusing investments on one or more sectors of the Barclays U.S. Long Credit Index and making periodic changes to those sector investments as appropriate) . . ." The word "focusing" implies that the Fund will have a concentration in those sectors; replace "focusing" with a word that does not imply a concentration.

RESPONSE:	The first sentence of the second paragraph of the Principal Investment Strategies section on page 3 and the Investment Strategies section on page 9 have been rewritten to read as follows:

"In identifying investment opportunities and constructing the Fund's portfolio, the Adviser relies primarily on sector rotation (identifying investments in one or more sectors of the Barclays U.S. Long Credit Index and making periodic changes to those sector investments as appropriate), issuer selection and yield-curve positioning (making investments that allow the Fund to benefit from relative investing opportunities along the yield curve)."

COMMENT 4:	The fifth paragraph of the Principal Investment Strategies section on page 3 states: "In addition to directly investing in debt securities, the Fund may indirectly invest in debt securities through investments in securities issued by other investment companies, including ETFs that invest primarily in debt securities." Please clarify if the Fund will be actually investing in debt securities through investments in securities issued by other investment companies or just ETFs.

RESPONSE:	The Fund will be investing in ETFs, except that the Fund may hold cash in money market funds. This sentence has been rewritten to read as follows:

"In addition to directly investing in debt securities, the Fund may indirectly invest in debt securities through investments in securities issued by ETFs that invest primarily in debt securities."

Principal Risks (p. 3-15)

COMMENT 5:	Under the Principal Risks section, starting on page 3, please include disclosure regarding foreign sovereign debt risk.

RESPONSE:	Foreign sovereign debt risk disclosure has been rewritten to read as follows:

"Foreign Government Debt Obligations.  Investments in sovereign debt obligations involve special risks which are not present in corporate debt obligations. The foreign issuer of the sovereign debt or the foreign governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt, and the NAV of the Fund, to the extent it invests in such securities, may be more volatile than prices of U.S. debt issuers. In the past, certain foreign countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from foreign governments, multilateral agencies and other entities to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on the implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the governmental entity, which may further impair such debtor's ability or willingness to timely service its debts. Consequently, governmental entities may default on their sovereign debt.

Holders of sovereign debt may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In the event of a default by a governmental entity, there may be few or no effective legal remedies for collecting on such debt."

COMMENT 6:	In the Liquidity Risk disclosure, under the Principal Risks section, on page 13, please include a liquidity risk of derivatives.

RESPONSE:	The Liquidity Risk disclosure on page 13 has been rewritten to read as follows:

"Liquidity Risk.  Liquidity risk is the risk that the Fund may not be able to sell a particular investment or close out a derivatives contract at an advantageous time or price.  For example, if a fixed income security is downgraded or drops in price, the market demand may be limited, making that security difficult to sell.  Also, the market for many derivatives is, or suddenly can become, illiquid, making it difficult for the Fund to sell such positions.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.  Additionally, the market for certain securities may become illiquid under adverse market or economic conditions."

Historical Performance of the Adviser's Long Credit Strategy Style Private Accounts

COMMENT 7:	In the second paragraph on page 18, please add disclosure that indicates the differences between the Adviser's Long Credit Style Accounts (the "Accounts") and the Fund are not material and would not alter the conclusion that they are substantially similar. Include in your response an explanation of how the Accounts and the Fund are substantially similar.

RESPONSE:	The second paragraph has been revised to read as follows:

"The performance of the Accounts does not represent the historical performance of the Fund and should not be considered a substitute for the Fund's performance or indicative of past or future performance of the Fund.  Results may differ because of, among other things, differences in brokerage commissions, account expenses (including management fees), the size of positions taken in relation to account size and diversification of securities, timing of purchases and sales, and availability of cash for new investments. There are certain differences between the investment limitations of the Accounts and those of the Fund, including that the Fund may invest in other investment companies, including ETFs, in order to gain exposure to the securities and sectors permitted by the Fund's principal investment strategies whereas the Accounts are not permitted to invest in investment companies.  In addition, the Accounts are not subject to certain investment limitations or other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, may have adversely affected the performance results of the Accounts. These differences are not material and would not alter the conclusion that the investment objective, policies and strategies of the Accounts and those of the Fund are substantially similar. The results for future periods may vary."

COMMENT 8:	The third paragraph of this section on page 18, in describing how the performance of the predecessor accounts is calculated, states: "The performance is net of all brokerage commissions, other fees and expenses." Confirm that the performance is calculated net of all fees.

RESPONSE:	The Trust confirms that the Advisor has represented that performance of the predecessor accounts are calculated net of all fees.

COMMENT 9:	Please confirm the Adviser maintains records relating to its investment advisory business, according to Rule 204-2(a) of the Investment Advisers Act of 1940.

RESPONSE:	The Trust confirms the Adviser has represented that it maintains records relating to its investment advisory business, according to Rule 204-2(a) of the Investment Advisers Act of 1940.

COMMENT 10:	In the second sentence of Note No. 1 on page 19, please clarify that it is the "performance" of Ryan Labs that has been independently verified and provide the name of the auditor providing the verification and include the auditor's consent in the Exhibits to the Registration Statement. Alternatively, delete that sentence entirely.

RESPONSE:	The second sentence of Note No. 1 has been deleted. The footnote has been rewritten to read as follows:

"Ryan Labs claims compliance with the Global Investment Performance Standards (GIPS®).  Calculating performance in accordance with GIPS® differs from the standardized methodology promulgated by the SEC under the 1940 Act and used by mutual funds to calculate performance and results in performance data different from that derived from the standardized methodology.  Returns include reinvestment of all dividends and interest, other income, realized and unrealized gains or losses, and are net of all brokerage commissions, execution costs and without provision for federal or state income taxes.  Securities transactions are accounted for on their trade date, with dividends and other earnings accounted for on a cash basis. Cash and cash equivalents are included in performance returns.  Unlike the standard methodology promulgated by the SEC, monthly returns combine each individual account's return (calculated on a time-weighted rate of return basis that is revalued daily) by asset-weighting each account's asset value as of the beginning of each month, and annual returns are calculated by geometrically linking the monthly returns."

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies and Risks (p. 1)

COMMENT 11:	In the Equity Securities section on page 17, it states "In addition to common stocks, such equity investments may also include preferred stocks, convertible preferred stocks, and convertible bonds." Please confirm whether the Fund plans to invest in convertible securities.

RESPONSE:	The Trust confirms that the Fund does not currently intend to invest in convertible securities.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary